Exhibit 3.2

AMENDMENT
TO THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
CAPITOL ACQUISITION CORP. II

________________________

Pursuant to Section 242 of the

Delaware General Corporation Law

________________________

The undersigned, being a duly authorized officer of CAPITOL ACQUISITION CORP. II (the “Corporation”), a corporation existing under the laws of the State of Delaware, does hereby certify as follows:

1.	The name of the Corporation is Capitol Acquisition Corp. II.

2.	The Corporation’s Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on August 9, 2010, and an Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on May 10, 2013.

3.	This Amendment to the Amended and Restated Certificate of Incorporation amends the Amended and Restated Certificate of Incorporation of the Corporation.

4.	This Amendment to the Amended and Restated Certificate of Incorporation was duly adopted by the affirmative vote of the holders of a majority of the stock entitled to vote at a meeting of stockholders in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware (the “GCL”).

5.	The text of Paragraph (f) of ARTICLE SIXTH is hereby amended and restated to read in full as follows:

In the event that the Corporation does not consummate a Business Combination by July 31, 2015 (such date being referred to as the “Termination Date”), the Corporation shall (i) cease all operations except for the purposes of winding up, (ii) as promptly as reasonably possible but not more than ten (10) business days thereafter, redeem 100% of the IPO Shares for cash for a redemption price per share equal to the amount then held in the Trust Account, including the interest earned thereon, less any income or franchise taxes payable, divided by the total number of IPO Shares then outstanding (which redemption will completely extinguish such holders’ rights as stockholders, including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to approval of the Corporation’s then stockholders and subject to the requirements of the GCL, including the adoption of a resolution by the Board pursuant to Section 275(a) of the GCL finding the dissolution of the Corporation advisable and the provision of such notices as are required by said Section 275(a) of the GCL, dissolve and liquidate the balance of the Corporation’s net assets to its remaining stockholders, as part of the Corporation’s plan of dissolution and liquidation, subject (in the case of clauses (ii) and (iii) above) to the Corporation’s obligations under the GCL to provide for claims of creditors and other requirements of applicable law.

6.	The text of Paragraph (g) of ARTICLE SIXTH is hereby amended and restated to read in full as follows:

A holder of IPO Shares shall be entitled only to receive distributions from the Trust Account in the event (i) such holder demands conversion of its shares in accordance with paragraph D above in connection with any Proxy Solicitation, (ii) such holder demands conversion of its shares in accordance with an amendment of this Certificate of Incorporation providing for dissenting holders of IPO Shares to demand conversion of such shares prior to the Termination Date or (iii) that the Corporation has not consummated a Business Combination by the Termination Date. In no other circumstances shall a holder of IPO Shares have any right or interest of any kind in or to the Trust Account.

IN WITNESS WHEREOF, I have signed this Amendment to the Amended and Restated Certificate of Incorporation this 14th day of May, 2015.

By:	/s/ L. Dyson Dryden
	Name:	L. Dyson Dryden
	Title:	Chief Financial Officer